                                                                    Exhibit 4(g)

                                 (METLIFE LOGO)
                       Metropolitan Life Insurance Company

                                 A Stock Company
                  One Madison Avenue, New York, NY 10010 - 3690



                                   ENDORSEMENT

This Endorsement modifies your Flexible Income Immediate Payment Contract by replacing Question 10 of your Annuity in its entirety. Please read the contract and this Endorsement carefully.

Question 10 will read as follows:

10.        HOW CAN YOU CHANGE YOUR FLEXIBLE INCOME PAYMENT OPTION?

           There are two ways that the flexible income payment option A can change. First, you can reallocate all or a portion of the flexible income payment option A between fixed payments and variable payments, as well as change the investment divisions supporting the variable payments. For an explanation of how this reallocation can affect the flexible income payment option A payment see question 11.

           Second, you can transfer up to the full fair market value of flexible income payment option A to provide a basic income payment option B payment. For an explanation of how this transfer can affect your flexible income payment option A payment see question 12.

           For changes made under this question 10, one change may be made per business day. However, we reserve the right to limit the number of changes made by you or the beneficiary in any 12-month period. If we do so, we will give you 30 days advance written notice, but in no event will we limit the number of changes to less than one per month.

           Changes will be made as of the end of a business day if received before 4PM Eastern Standard Time on a business day. Otherwise the change will be made as of the end of the next following business day.


              /s/ Gwenn L. Carr            /s/ Robert H. Benmosche
              Gwenn L. Carr                Robert H. Benmosche
              Vice-President & Secretary   Chairman of the Board,
                                           President and Chief Executive Officer

RS(MISP)1C(0503)